Mail Stop 7010

June 27, 2005

via U.S. mail and facsimile

David A. Roberson
Director, President and Chief Executive Officer
Cavalier Homes, Inc.
32 Wilson Boulevard 100
Addison, Alabama  35540

	Re:	Cavalier Homes, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-K/A for Fiscal Year Ended December 31, 2004
		Filed May 2, 2005
		Form 10-Q for Fiscal Quarter Ended April 2, 2005
		File No. 0-21682

Dear Mr. Roberson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows

1. In future filings, please remove the subtotal, "Cash provided by
(used in) operations," from your operating activities section, as this subtotal appears to be a non-GAAP measure since it is not contemplated by SFAS 95.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources

2. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements and not just fiscal year 2004, using year-to-year comparisons or any other format to enhance the reader`s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

3. We note that you stated in your discussion that operating activities provided net cash of $1,144,000 in 2004 and used net cash of $3,011,000 in 2003. However, your consolidated statements of cash flows for fiscal years 2004 and 2003 reported cash used in operating activities of $930,000 and $902,000, respectively. As such, it is unclear how you arrived at such results in your liquidity discussion.
Please advise. In addition, it does not appear that your liquidity discussion and analysis fully provides the information required by
Item 303(A)(1) of Regulation S-K. In future filings, please revise your disclosure to provide detailed discussions and analysis of your liquidity position, including the following areas:
* Historical sources of cash (e.g., operations, financing, sale of assets, etc.).
* A detailed evaluation of the amounts and certainty of cash flows and a comprehensive discussion and analysis of known trends and uncertainties.
o Your accounts receivable, net balance as of December 31, 2004 increased 121% compared to your December 31, 2003 balance, which significantly impacted your cash flows used in operations. In addition, inventory increased 36% as of December 31, 2004 compared to your December 31, 2003 balance. However, revenue decreased by 6% for the year ended December 31, 2004 compared to the year ended December
31, 2003. Due to the significant impact of your accounts receivable and inventory balances had on your cash flows used in operations and the lack of correlation with revenues, it is unclear why you did not provide a detailed discussion and analysis of these two balances, including the collectibility of accounts receivable balance and the realizability of your outstanding inventory.
o You have not generated positive cash flows from operations for the past three fiscal years. It is unclear why your liquidity section does not include a comprehensive discussion and analysis of the causes this negative trend; the reasonably likely exposure to future cash requirements from this negative trend; and how management is addressing this negative trend.
Note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. You should provide quantification of amounts and further clarification and analysis throughout your discussion. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003 for further guidance.

4. In future annual filings, please expand your contractual obligations table to include all of your operating leases and purchase obligations information. Refer to Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

1.  Summary of Significant Accounting Policies

Revenue Recognition

5. In future filings, please expand your revenue recognition policy for to include a discussion of your policy for recognizing dealer incentives. In your response, please provide us with the disclosure you intend to include in future filings and tell us the authoritative literature that supports your accounting policy.

Product Warranties

6. In future filings, please revise your disclosure to break out "warranty expenses, net" between product warranties issued during the reporting period and changes in the reserve related to pre-existing warranties. Refer to paragraph 14.b. of FIN 45 for guidance.

7. We note your intention to adopt the provisions of FIN 45 to new guarantees on January 1, 2005. We also note, from your disclosures in note 8 of your Form 10-Q for the quarter ended April 2, 2005, that your adoption of FIN 45 resulted in a $638 charge against revenues.
Please tell us your basis for adopting the initial recognition provisions of FIN 45 on January 1, 2005, instead of as discussed in paragraph 20 of FIN 45. Please also tell us the impact on your net income for 2003 and 2004, had you applied FIN 45 to guarantees issued or modified after December 31, 2002.





3.  Installment Contracts Receivable

8. We note that you sell a majority of loans to financial institutions with limited recourse. Please tell us the nature of this limited recourse. Please also explain your consideration of each of the three criteria for sale treatment discussed in paragraph
9 of SFAS No. 140, particularly in light of this limited recourse. See also paragraph 113 of SFAS No. 140.

10.  Commitments and Contingencies

Contingent Liabilities and Other

9. We note that 127 dealers exclusively sell your products. We also note that where your dealers finance their purchases of manufactured homes, you are obligated, upon default of the dealer, to repurchase the financed homes at a declining price. It appears that this obligation may represent a significant variable interest in your independent exclusive dealers. Please explain, in detail, your consideration of whether these dealers represent variable interest entities and whether you represent the primary beneficiary of these dealers, in light of your variable interests, under FIN 46R.

10. We note that you do not expect your legal proceedings to materially affect your Company. In future filings, please specifically state whether you believe your legal proceedings will have a material affect on your results of operations, financial position or liquidity. In addition, please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Your statement that "the potential exists for unanticipated material adverse judgments against the Company..." appears to indicate that the reasonably possible loss in excess of accrual is material to your results of operations, financial position and/or liquidity position.
As such, please either disclose the estimated additional loss or range of loss that is reasonably possible, or disclose that such an estimate cannot be made in future filings. Please provide us with the disclosure you intend to include in future filings. Refer to Question 2 of SAB Topic 5:Y for guidance.

Item 15.  Exhibits and Financial Statement Schedules, c.

Report of Independent Registered Public Accounting Firm -
WoodPerfect, Ltd.

11. In future filings, please ensure that the audit report for WoodPerfect, Ltd. includes the name of its independent registered public accounting firm, Deloitte & Touche LLP.

Form 10-Q for the Fiscal Quarter Ended April 2, 2005

4.  Impairment and Other Related Charges, page

12. We note that the impairment charges for property, plant and equipment you recorded in fiscal year 2004 and the first quarter of
2005 along with the charges for involuntary terminations in the first quarter of 2005 relate to the closing of your Fort Worth, Texas plant. In future filings, please provide additional disclosure regarding the details of the closure of this plant, as you provided in your Form 8-K filed on February 14, 2005. Specifically, please include (a) a description of the facts and circumstances leading to the expected disposal; (b) the number of employees that were involuntarily terminated; (c) the expected manner and timing of the disposal; and (d) any other relevant information included in the Form
8-K filed on February 14, 2005. Refer to paragraphs 47-48 of SFAS 144 and paragraph 20 of SFAS 146 for guidance. In addition, please revise your MD&A discussion in future filings to include information about the reasonably likely material effects on future revenues and cash flows resulting from the closing and sale of the plant, including quantification of these effects and when they were or are expected to be realized.

Item 4.  Controls and Procedures, page

13. We note your disclosure that "[e]xcept as described above, there has been no significant changes in the Company`s internal control over financial reporting that has occurred since December 31, 2004, that has materially affected, or is reasonably likely to materially affect, the Company`s internal control over financial reporting." In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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David A. Roberson
Cavalier Homes, Inc.
June 27, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE